Auto-Callable Fixed Coupon Barrier Notes Linked to the Least Performing of Three Underliers Due July 19, 2027

PRODUCT CHARACTERISTICS
•	Fixed Coupons — If the Notes have not been automatically called, investors will receive a Fixed Coupon on each quarterly Coupon Payment Date.

•	Call Feature — If, on any quarterly Call Observation Date, the closing value of each Underlier is greater than or equal to its Initial Underlier Value, the Notes will be automatically called for 100% of their principal amount plus the Fixed Coupon otherwise due. No further payments will be made on the Notes.

•	Contingent Return of Principal at Maturity — If the Notes are not automatically called and the Final Underlier Value of the Least Performing Underlier is greater than or equal to its Barrier Value, at maturity, investors will receive the principal amount of their Notes plus the Fixed Coupon otherwise due. If the Notes are not automatically called and the Final Underlier Value of the Least Performing Underlier is less than its Barrier Value, at maturity, investors will receive shares of the Least Performing Underlier that will likely be worth significantly less than the principal amount of their Notes and could be worth nothing and will receive the Fixed Coupon otherwise due.

KEY TERMS
Issuer:	Royal Bank of Canada (“RBC”)
CUSIP:	78015QSX0
Underliers:	The common stock of Salesforce, Inc. (Bloomberg symbol “CRM UN”), the Class A common stock of Meta Platforms, Inc. (Bloomberg symbol “META UW”) and the common stock of Wells Fargo & Company (Bloomberg symbol “WFC UN”)
Trade Date:	July 14, 2025
Issue Date:	July 17, 2025
Valuation Date:	July 14, 2027
Maturity Date:	July 19, 2027
Payment of Fixed Coupons:	If the Notes have not been automatically called, investors will receive a Fixed Coupon on each Coupon Payment Date.
Fixed Coupon:	$156.25 per $5,000 principal amount of Notes (corresponding to a rate of 3.125% per quarter or 12.50% per annum)
Coupon Payment Dates:	Quarterly
Call Feature:	If, on any Call Observation Date, the closing value of each Underlier is greater than or equal to its Initial Underlier Value, the Notes will be automatically called. Under these circumstances, investors will receive on the Call Settlement Date per $5,000 principal amount of Notes an amount equal to $5,000 plus the Fixed Coupon otherwise due. No further payments will be made on the Notes.
Call Observation Dates:	Quarterly
Call Settlement Date:	If the Notes are automatically called on any Call Observation Date, the Coupon Payment Date immediately following that Call Observation Date

KEY TERMS (continued)
Payment at Maturity:

If the Notes are not automatically called, investors will receive on the Maturity Date per $5,000 principal amount of Notes, in addition to the Fixed Coupon otherwise due:

•     If the Final Underlier Value of the Least Performing Underlier is greater than or equal to its Barrier Value: $5,000

•     If the Final Underlier Value of the Least Performing Underlier is less than its Barrier Value, a number of shares of the Least Performing Underlier equal to the Physical Delivery Amount of the Least Performing Underlier. Fractional shares will be paid in cash with a value equal to the number of fractional shares times the Final Underlier Value of the Least Performing Underlier.

If the Notes are not automatically called and the Final Underlier Value of the Least Performing Underlier is less than its Barrier Value, you will receive shares of the Least Performing Underlier that will likely be worth significantly less than the principal amount of your Notes and could be worth nothing at maturity.

Physical Delivery Amount:	With respect to each Underlier, a number of shares of that Underlier equal to $5,000 divided by its Initial Underlier Value (rounded to two decimal places)
Barrier Value:	With respect to each Underlier, 60% of its Initial Underlier Value
Underlier Return:	With respect to each Underlier: Final Underlier Value – Initial Underlier Value Initial Underlier Value
Initial Underlier Value:	With respect to each Underlier, the closing value of that Underlier on the Trade Date
Final Underlier Value:	With respect to each Underlier, the closing value of that Underlier on the Valuation Date
Least Performing Underlier:	The Underlier with the lowest Underlier Return

This document provides a summary of the terms of the Notes. Investors should carefully review the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus, as well as “Selected Risk Considerations” below, before making a decision to invest in the Notes:

https://www.sec.gov/Archives/edgar/data/1000275/000095010325008645/dp231413_424b2-citieln36wof.htm

The initial estimated value of the Notes determined by us as of the Trade Date, which we refer to as the initial estimated value, is expected to be between $4,591.50 and $4,841.50 per $5,000 principal amount of Notes and will be less than the public offering price of the Notes. We describe the determination of the initial estimated value in more detail in the accompanying preliminary pricing supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read also the “Selected Risk Considerations” section of the accompanying preliminary pricing supplement and the “Risk Factors” sections of the accompanying prospectus, prospectus supplement and product supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

•	You May Lose a Portion or All of the Principal Amount at Maturity.

•	The Final Payment on the Notes Will Be Determined Solely by the Performance of the Underlier with the Worst Performance Even If the Other Underliers Perform Better.

•	You Will Not Participate in Any Appreciation of Any Underlier, and Any Potential Return on the Notes Is Limited.

•	Your Return on the Notes May Be Lower Than the Return on a Conventional Debt Security of Comparable Maturity.

•	The Notes Are Subject to an Automatic Call.

•	Payments on the Notes Are Subject to Our Credit Risk, and Market Perceptions about Our Creditworthiness May Adversely Affect the Market Value of the Notes.

•	The Final Payment on the Notes Will Be Determined Based on the Closing Values of the Underliers on the Dates Specified.

•	The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain.

•	There May Not Be an Active Trading Market for the Notes; Sales in the Secondary Market May Result in Significant Losses.

•	The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price.

•	The Initial Estimated Value of the Notes Is Only an Estimate, Calculated as of the Trade Date.

•	Our and Our Affiliates’ Business and Trading Activities May Create Conflicts of Interest.

•	RBCCM’s Role as Calculation Agent May Create Conflicts of Interest.

•	You Will Not Have Any Rights to Any Underlier.

•	Any Payment on the Notes May Be Postponed and Adversely Affected by the Occurrence of a Market Disruption Event.

•	Anti-dilution Protection Is Limited, and the Calculation Agent Has Discretion to Make Anti-dilution Adjustments.

•	Reorganization or Other Events Could Adversely Affect the Value of the Notes or Result in the Notes Being Accelerated.

Royal Bank of Canada has filed a registration statement (including a product supplement, prospectus supplement and prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents and the other documents that we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering will arrange to send you those documents if you so request by calling toll-free at 1-877-688-2301.

As used in this document, “Royal Bank of Canada,” “we,” “our” and “us” mean only Royal Bank of Canada. Capitalized terms used in this document without definition are as defined in the accompanying preliminary pricing supplement.

Registration Statement No. 333-275898; filed pursuant to Rule 433